Free Translation of the French Language Original

Half-year management report	2

A. Significant events of the first half of 2009	2

B. Events subsequent to the balance sheet date (June 30, 2009)	8

C. Consolidated financial statements for the first half of 2009	9

D. Principal risks and uncertainties	28

E. Outlook	29

F. Appendix – Definition of financial indicators	31

The condensed half-year consolidated financial statements have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

Half-year management report

A.	SIGNIFICANT EVENTS OF THE FIRST HALF OF 2009

A.1.	Pharmaceuticals

A.1.1.	Filings for marketing approval with the U.S. and European authorities and new product launches

■ On July 2, 2009 the U.S. Food and Drug Administration (FDA) approved Multaq® (dronedarone 400 mg Tablets), the first antiarrythmic to be approved in the United States with a clinical benefit in reducing cardiovascular hospitalization in patients with atrial fibrillation or atrial flutter. Multaq® was launched in this country on July 28. The submission for approval of Multaq® in the European Union is currently being reviewed.

■ In February 2009 the FDA approved Apidra® SoloSTAR® (insulin glulisine [rDNA origin] injection), a pre-filled disposable pen containing the rapid-acting insulin analog Apidra®, which is indicated to improve glycemic control in adults and children (4 years and older) with type 1 diabetes or adults with type 2 diabetes.

A.1.2.	Publication of clinical trial results and changes in our Research and Development portfolio

The first half of 2009 included publication in February 2009 of the findings from the international ATHENA study. These findings showed that Multaq® (dronedarone), in addition to standard therapy, significantly reduced the risk of first cardiovascular hospitalization or death by 24 % in patients with atrial fibrillation or atrial flutter or a recent history of these conditions. The trial, which involved 4,628 patients with 2,300 receiving Multaq®, showed a significant decrease in the risk of cardiovascular death of 29 % in patients with atrial fibrillation. Multaq® significantly decreased the risk of arrhythmic death (by 45%) and there were numerically fewer deaths (16%) from any cause in the dronedarone group compared to placebo; first cardiovascular hospitalization was reduced by 26 % in the dronedarone group.

In March 2009, the findings from a Phase III investigational study (ACTIVE-A), which included 7,554 patients, were presented during the Scientific Session of the American College of Cardiology. These findings demonstrated that, for patients with atrial fibrillation who were at increased risk of stroke and could not take an oral anticoagulant medication, taking Plavix® (clopidogrel bisulfate) in addition to aspirin significantly reduced major vascular events by 11% over aspirin alone, at a median of 3.6 years of follow-up (6.8 % vs. 7.6 % per year, p=0.01). The greatest benefit was seen in the reduction of stroke, by 28% (2.4 % vs. 3.3 % per year, p<0.001), which is the primary goal of physicians treating patients with atrial fibrillation.

In May 2009, sanofi-aventis and its fully owned subsidiary, BiPar Sciences (see section A.1.4., “Acquisitions, investments and alliances”), announced results from a randomized Phase II clinical trial of BSI-201, a poly ADP-ribose polymerase inhibitor, in combination with gemcitabine and carboplatin (GC) chemotherapy, in patients with metastatic triple-negative breast cancer. The primary study endpoint was the rate of clinical benefit, defined as complete or partial response or stable disease of at least 6 months. Secondary study endpoints included progression-free survival, overall survival and safety. Approximately 62 % of patients receiving BSI-201 in combination with GC showed clinical benefit, compared with 21 % in the group receiving chemotherapy alone (p= 0.0002). Tumor response (complete or partial response) was observed in 48 % of patients who received BSI-201 combined with chemotherapy, whereas patients receiving chemotherapy alone showed a response rate of 16%. Women who received BSI-201 had a median progression-free survival of 6.9 months and overall survival of 9.2 months compared with 3.3 and 5.7 months, respectively, for women who received chemotherapy alone. The hazard ratios for progression free survival and overall survival were 0.342 (p< 0.0001) and 0.348 (p=0.0005), respectively.

In June 2009, four analyses of patient registries based on retrospective follow-up of diabetes sufferers were published online by the Diabetologia journal. These analyses clearly show that no definitive conclusions can be drawn regarding a possible causal relationship between Lantus® and an increase in the risk of cancer, as the authors of the study point out. Clinical studies, which represent the gold standard of evidence, do not indicate an association between insulin glargine and cancer. Patient safety being the primary concern of sanofi-aventis, the company commissioned a board of international specialists in endocrinology, oncology and epidemiology to assess these analyses of registries. On July 15, this board issued an expert statement which concluded that the four studies had significant methodological limitations and shortcomings, and provided inconsistent and inconclusive results. This official statement from fourteen international experts follows recent comments on this issue made by healthcare authorities around the world, such as the European Medicines Agency (EMEA) and the FDA, and by patient associations and scientific bodies like the American Diabetes Association (ADA), the American Association of Clinical Endocrinologists (AACE) and the International Diabetes Federation (IDF), cautioning against any misinterpretation of or over-reaction to these data. On July 23, 2009, the Committee for Medicinal Products for Human Use (CHMP) of the EMEA has re-confirmed their initial assessment of Lantus®, based on an in-depth review of existing evidence and of the recent publications of registry analyses in Diabetologia. All four registry analyses were found to have significant methodological limitations and to provide inconsistent and inconclusive results regarding a potential link between Lantus® use and an increased risk of cancer. The CHMP concluded that the available data does not provide a cause for concern and that changes to the prescribing advice for Lantus® are therefore not necessary. Sanofi-aventis will implement a set of actions to develop further research in this area in line with the request of CHMP. These actions take into account the recommendations recently made by an independent team of interdisciplinary medical experts on this subject. Since publication of the Diabetologia registry analyses, there have been no significative changes in prescription trends of Lantus thus far.

During the first half of 2009, initiatives continued to transform our Research and Development operations, with a view to continuing to refocus on innovation, gaining flexibility, and reorienting some of the existing resources to external collaborations. A complete, in-depth review of our portfolio was completed during the first half of 2009. The main changes in the portfolio were:

■ Some projects were discontinued. In Phase III, saredutant was discontinued on the basis of results from the study in association with escitalopram in depression; AVE5530 was halted in hypercholesterolemia due to insufficient efficacy, and the rights to TroVax® were returned to Oxford BioMedica plc; and we decided to stop development of xaliprodene following a study that did not reach its primary end point. In Phase II, we halted development of AVE0657 in sleep apnea, SSR180575 in diabetic polyneuropathy, AVE1642 (an anti-IGF 1 in oncology), and AVE1625 (a CB1 inhibitor in schizophrenia). We also halted six projects that were in Phase I.

■ Six new candidates entered Phase I: SAR 110894, an H3 receptor antagonist, developed for Alzheimer’s disease; an anti-NGF monoclonal antibody developed in partnership with Regeneron, for the treatment of pain; SAR 548304, a biliary acid reabsorption inhibitor, developed for hypercholesterolemia; SAR 153192, an anti-DLL4 monoclonal antibody, developed for cancer; and XL147 (an orally-administered PI3K inhibitor) and XL765 (an orally-administered double PI3K and target mTOR inhibitor), both developed for cancer by the biotechnology company Exelixis (see section A.1.4., “Acquisitions, investments and alliances”).

■ SAR 407899, a rho-kinase inhibitor, entered Phase II for the treatment of erectile dysfunction.

■ BSI-201, a PARP inhibitor developed by BiPar Sciences, entered Phase III in July (see section B., “Events subsequent to the balance sheet date (June 30, 2009)”).

A.1.3.	Defense of our products

We continue to defend our rights vigorously whenever our products are under threat.

Plavix® in Europe

■ On May 29, 2009, the Committee for Medicinal Products for Human Use (CHMP) issued a press release informing that positive opinions had been adopted recommending approval of applications for marketing authorization of clopidogrel filed through the centralized procedure in the European Union. Some of these applications are for formulations of clopidogrel with a different salt (e.g. besylate) from that used in Plavix® (clopidogrel hydrogen sulphate). When applications for generics are filed under the EMEA centralized procedure, the scientific opinion issued by the CHMP is followed by a “decision-making process” at European Commission level. This process generally lasts two-and-a-half to three months. On completion of the centralized procedure, the Commission issues a decision that is binding in all European Union countries. In some countries, additional time is required for pricing and reimbursement.

We intend to defend our legitimate intellectual and industrial property rights in respect of any product containing clopidogrel. In this respect, in a limited number of instances in Europe, the Group has brought infringement action against certain generic manufacturers based on national patents.

Lovenox®/Clexane® in Europe

■ In April 2009 a German court revoked the German patent related to the Clexane® active ingredient, in proceedings instigated by several generics companies. However, in March 2009 the CHMP of the EMEA had adopted a guideline on pre-clinical and clinical development of biosimilars of low molecular weight heparins. This means that in Europe, a potential product candidate claiming to be biologically similar to Lovenox® must show therapeutic equivalence in terms of efficacy and safety in at least one adequately powered, randomized, double-blind, parallel group clinical trial.

Eloxatin® in the United States

■ In June 2009, the U.S. District Court for the District of New Jersey granted a summary judgment motion in favor of certain generic manufacturers. Sanofi-aventis appealed the District Court’s decision, and in July 2009 the Appellate Court issued an order temporarily staying the district court’s judgment. The Appellate Court has declined to hear an emergency motion filed by the defendants to request that the Appellate Court clarify whether it intended the Stay Order to enjoin the FDA from granting final approval to the defendants or to operate as an injunction against the defendants marketing their versions of oxaliplatin during the pendency of the appeal. As of the date of this report, the FDA has not granted final approval to any of the generic manufacturer.

A.1.4.	Acquisitions, investments and alliances

During the first half of 2009 we concluded a number of acquisitions and alliance agreements. The main transactions were as follows:

■ On March 11, 2009, we successfully closed our offer for Zentiva N.V. (Zentiva). Following settlement of this public offer, we held about 99.1 % of Zentiva’s share capital as of June 30, 2009 through our subsidiary sanofi-aventis Europe. The purchase price was € 1,199 million, including acquisition costs. A squeeze-out procedure of the remaining minority shareholders is under way, in accordance with the applicable provisions of Dutch law. The Zentiva group reported sales of CZK 18,378 million (€735 million) in 2008.

■ On March 31, 2009, we took 100 % control of Laboratorios Kendrick (Kendrick) through our subsidiary sanofi-aventis Mexico. Kendrick is one of the leading manufacturers of generics in Mexico, with sales of approximately €26 million and an estimated market share of 15% (IMS MAT January 2009).

■ On April 21, 2009, we announced the investment of $90 million to extend our manufacturing facility in the Beijing Economic and Technological Development Area, and to build pre-filled injection production lines for Lantus® SoloSTAR® with a potential capacity of up to 50 million units. We also announced a new partnership with the Chinese Diabetes Society to initiate a diabetes genotyping project involving more than 46,000 diabetic and non-diabetic patients.

■ On April 27, 2009, we acquired 100 % of the shares of Medley, Brazil’s third largest pharmaceutical company and no.1 generics company, with sales of around €153 million in 2008 (more than two-thirds of which were in generics) and a 5.7 % market share (IMS MAT February 2009). The purchase price, on the basis of a €500 million enterprise value, was €340 million including acquisition costs. The potential consequences of this acquisition are currently under examination by the competition department of the Brazilian Ministry of Justice (CADE); this examination, and the accompanying transitory measures, relate to only a limited part of Medley’s activities.

■ On April 27, 2009, we took 100 % control of BiPar Sciences, Inc. (BiPar), an American biopharmaceutical company developing novel tumorselective approaches for the treatment of different types of cancers. BiPar is the leading company in the emerging field of DNA (DeoxyriboNucleic Acid) repair using Poly ADP-Ribose Polymerase (PARP) inhibitors. The pivotal Phase III trial for BSI-201, BiPar’s lead product candidate in metastatic triple negative breast cancer, started in July 2009 (see section B., “Events subsequent to the balance sheet date ( June 30, 2009)”). The purchase price is contingent on the achievement (regarded as probable) of milestones related to the development of BSI-201, and could reach $500 million.

■ On May 5, 2009, we officially launched the Biolaunch project at our Vitry-sur-Seine (France) pharmaceuticals production site. This investment of nearly €200 million will create our first biotechnology platform, producing monoclonal antibodies from 2012 onward.

■ On May 14, 2009, we announced the signature of a collaboration and licensing agreement under which we obtain the worldwide rights to the anti-LIGHT fully human monoclonal antibody developed by Kyowa Hakko Kirin Co., Ltd (Kyowa Hakko Kirin). This anti-LIGHT antibody is presently at preclinical stage. It is expected to be first in class in the treatment of ulcerative colitis and Crohn’s disease. Development could also be pursued in further indications such as rheumatoid arthritis. Under the terms of the agreement, sanofi-aventis will have exclusive rights to develop the product worldwide, except in Japan and Asian countries where the two parties will co-develop the product. Kyowa Hakko Kirin retains the rights to market the product in Japan and in Asia, while sanofi-aventis has exclusive rights to market the product in the rest of the world. In addition, each party has an option to co-promote the product in the territory of the other party. Kyowa Hakko Kirin will receive an upfront payment plus milestone payments, the total amount of which could reach $315 million. Kyowa Hakko Kirin will also be entitled to receive royalties and milestone payments linked to sales performance.

■ On June 8, 2009, we announced the purchase of the Diabel manufacturing facility in Frankfurt (Germany), one of the largest state-of-the-art insulin manufacturing facilities in the world, from Pfizer for €30 million.

A.2.	Human vaccines (Vaccines)

A.2.1.	Filings for marketing approval of new vaccines

■ In February 2009 the European Commission granted marketing authorization for the first intradermal microinjection influenza vaccine. This new vaccine for seasonal influenza will be marketed as Intanza® or IDflu®.

■ In March 2009 the Australian Therapeutic Goods Administration (TGA) granted marketing authorization for Emerflu®, a pandemic influenza vaccine for human use.

A.2.2.	Investments and alliances

■ In March 2009, we announced the signature of an agreement with the Mexican authorities to build a €100 million influenza vaccine manufacturing facility in Mexico. Under the terms of the agreement, our Vaccines division sanofi pasteur will manufacture influenza vaccine in collaboration with Birmex, a Mexican state-owned vaccine manufacturer.

■ In May 2009, the FDA licensed sanofi pasteur’s new influenza vaccine manufacturing facility in Swiftwater, Pennsylvania (United States). This $150 million investment will increase our annual manufacturing capacity to approximately 150 million doses of trivalent seasonal influenza vaccine in the United States.

■ In the same month, we began construction of a new sanofi pasteur vaccine manufacturing facility in Neuville-sur-Saône (France), representing an investment of €350 million. This facility, which is expected to be operational in 2013, will have a capacity of 100 million doses of the novel vaccine against dengue fever currently under development.

A.2.3.	Other vaccines activities

■ In May 2009, sanofi pasteur, our Vaccines division, announced that it had received the first of a series of orders from the U.S. Department of Health and Human Services to begin production of a vaccine against the new A(H1N1) influenza virus. A second order was placed in July 2009.

■ In June 2009, we announced our intention to donate to the World Health Organization (WHO) up to 10% of our output of influenza vaccine, or 100 million doses, to help developing countries deal with the influenza pandemic. This donation is our response to the 2009 influenza pandemic caused by the emergence of the new A(H1N1) influenza strain, and includes our previous commitment made in 2008 in the context of the A(H5N1) pandemic threat.

■ As part of the transformation of our Research & Development effort, we decided during the first half of 2009 to discontinue development of the melanoma vaccine then in Phase II and to halt the UnifiveTM pentavalent project (DTP-HepB-Hib) in the intercontinental zone, reallocating our resources instead to the Hexaxim® hexavalent vaccine (DTP-HepB-Polio-Hib).

A.3.	Other significant events

■ The Combined General Meeting of sanofi-aventis shareholders was held on April 17, 2009. All the resolutions were adopted, and a net dividend of €2.20 per share was approved, representing a 6.3% increase over the previous year. The dividend was paid April 28, 2009. The meeting also approved the appointment of Christopher A. Viehbacher as a Director.

■ On May 6, 2009, sanofi-aventis successfully completed the placement of a 4-year euro note issue and a 7-year euro note issue, amounting to a combined total of €3 billion.

■ Since the start of the year, we have been engaged in a wide-ranging transformation program designed to meet the challenges facing the pharmaceutical industry, make us a global, diversified healthcare leader, and deliver sustainable growth. Our transformation program has made particularly good progress in the year to date, across each of the three key themes:

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Increasing innovation in R&D: Our new R&D model aims to foster greater creativity and innovation, while remaining focused on patient needs. Streamlined organizational structures will make our R&D more flexible and entrepreneurial. The model will also promote a new culture open to external collaboration (see section A.1.4., “Acquisitions, Investments and Alliances”).

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Exploring external growth opportunities: In July, our Vaccines business in emerging markets received a significant boost with the acquisition of Shantha Biotechnics in India. Completion of this acquisition is scheduled for the third quarter of 2009 (see section B., “Events subsequent to the balance sheet date (June 30, 2009)”). This acquisition follows on from those of Zentiva, Kendrick, Medley and BiPar Sciences (see section A.1.4., “Acquisitions, investments and alliances”).

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Adapting our structures to meet the challenges of the future: Implementation of this program is intended to improve the efficiency of our operations, with a target of €2 billion of recurring pre-tax cost savings in 2013(1) relative to 2008. These savings will be achieved across all Group functions.

Our target is to at least match our 2008 level of net sales in 2013, before significant acquisitions. We expect our growth drivers (vaccines, diabetes, emerging markets, OTC/OTx, Japan, new launches) to more than offset the impact on net sales of future patent expiries, and to deliver more sustainable growth with a reduced risk profile from 2013 onward.

The €2bn cost savings target and the contribution from our existing growth drivers are intended to offset the impact of generic competition and to generate a comparable level of net income in 2013 to that achieved in 2008. In addition, our healthy financial position should give significant potential for creating value through external growth opportunities that offer a return on investment greater than our cost of capital.

(1)	Before the impact of inflation or any significant change in the Group’s activities, and at constant exchange rate.

B.	EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2009)

■ On July 6, 2009, we announced the results of a 5-year study of the effect of Lantus® versus NPH insulin on progression of retinopathy in patients with type 2 diabetes. These results demonstrated that the two treatments showed similar effects on the progress of retinopathy and similar overall safety. There was no observable difference in terms of serious adverse events, in particular cancer.

■ On July 16, 2009, our Vaccines division, sanofi pasteur, announced that it had received an order from the French Ministry of Health to produce a vaccine against the new A(H1N1) influenza virus.

■ On July 17, 2009, we announced the initiation of a pivotal Phase III trial evaluating BSI-201 in combination with chemotherapy in patients with metastatic triple-negative breast cancer. The co-primary objectives of this study are to assess improvement in progression-free survival and overall survival.

■ On July 27, 2009, we announced the acquisition of Mérieux Alliance’s French subsidiary ShanH, which owns a majority stake in vaccine company Shantha Biotechnics (Shantha). Shantha is a biotechnology company based in Hyderabad (India), which develops, manufactures and markets several important vaccines. The transaction values Shantha at € 550 million. For the current fiscal year, sales of Shantha are expected to be around $90 million.

C.	CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2009

C.1.	Consolidated results of operations for the first half of 2009

Consolidated income statements for the six months to June 30, 2009 and June 30, 2008

(€ million)	6 months to June 30, 2009	as % of net sales	6 months to June 30, 2008	as % of net sales
Net sales	14,545	100.0%	13,626	100.0%
Other revenues	703	4.8%	570	4.2%

Cost of sales	(3,619)	(24.8%)	(3,615)	(26.5%)
Gross profit	11,629	80.0%	10,581	77.7%
Research and development expenses	(2,260)	(15.5%)	(2,180)	(16.0%)

Selling and general expenses	(3,627)	(24.9%)	(3,572)	(26.2%)

Other operating income	450	3.1%	316	2.3%

Other operating expenses	(170)	(1.2%)	(138)	(1.0%)

Amortization of intangibles	(1,805)	(12.5%)	(1,709)	(12.6%)
Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation	4,217	29.0%	3,298	24.2%
Restructuring costs	(907)	(6.2%)	(207)	(1.5%)

Impairment of property, plant & equipment and intangibles	(28)	(0.2%)	(126)	(0.9%)

Gains and losses on disposals, and litigation	-	-	-	-
Operating income	3,282	22.6%	2,965	21.8%
Financial expenses	(151)	(1.0%)	(160)	(1.2%)

Financial income	37	0.2%	110	0.8%
Income before tax and associates	3,168	21.8%	2,915	21.4%
Income tax expense	(795)	(5.5%)	(771)	(5.6%)

Share of profit/loss of associates	496	3.4%	411	3.0%
Net income	2,869	19.7%	2,555	18.8%
Net income attributable to minority interests	232	1.6%	220	1.7%
Net income attributable to equity holders of the Company	2,637	18.1%	2,335	17.1%

C.2.	Business net income (1) for the first half of 2009

The first-time application of IFRS 8 has led sanofi-aventis to adjust the way in which it discloses information about its operating segments so as to reflect as closely as possible its organizational structure and internal management.

The segments now reported by sanofi-aventis comprise a Pharmaceuticals segment and a Human Vaccines (Vaccines) segment. All other activities are combined in a separate segment, “Other”. These segments reflect our internal organizational structure, and reflect the operating segments we use to monitor performance and allocate resources. The “Other” segment was previously reported as part of the “Pharmaceuticals” segment.

Segment information is prepared on the basis of internal management data provided to the Chief Executive Officer.

The Pharmaceuticals segment includes all activities involving research, development, production and sale of drugs. Our pharmaceuticals portfolio includes flagship products from our six major therapeutic fields, plus a broad range of prescription drugs, over-the-counter (OTC) drugs and generic drugs. This segment also includes all associates and joint ventures involved in activities related to pharmaceuticals, in particular the joint ventures with Bristol Myers Squibb (BMS). The Human Vaccines segment is wholly dedicated to vaccines and includes research, development, production and sale of vaccines. This segment also includes the Sanofi Pasteur MSD joint venture. The “Other” segment consists of all those activities that do not constitute reportable segments under the criteria specified in IFRS 8, and includes in particular our associate Yves Rocher, the Animal Health business (Merial), and the effect of retained obligations of divested activities.

“Business operating income” is equivalent to “Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation” as defined in note B.20. to the consolidated financial statements for the year ended December 31, 2008, modified as follows:

■	amortization of intangible assets is reversed out;

■	the share of profits and losses of associates and net income attributable to minority interests are added;

■

other impacts associated with acquisitions (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impacts of purchase accounting on associates) are reversed out.

This measure of segment profit adopted in compliance with IFRS 8 is also the measure used internally to evaluate the performance of operating managers and to allocate resources.

We believe that investors’ understanding of our operational performance is enhanced by reporting “business net income” (1). This measure is determined by deducting net financial expenses and the relevant income tax expense from “business operating income”.

“Business net income” is equivalent to “Net income attributable to equity holders of the Company” before amortization and impairment of intangible assets, other impacts arising from the consequences of acquisitions, major restructuring, significant gains and losses on disposals of non-current assets, and costs or provisions associated with major litigation.

Business net income for the first half of 2009 was €4,516 million, an increase of 22.3% relative to the first half of 2008 (€3,694 million), or a 12.8% growth at constant exchange rates.

(1)	See definition in section F.

We also report “business EPS”, a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

Business EPS for the first half of 2009 was €3.46, an increase of 23.1% relative to the 2008 first-half figure of €2.81, based on an average number of shares outstanding of 1,305.5 million for the first half of 2009 and of 1,313.7 million for the first half of 2008.

2009 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	13,206	1,339		14,545
Other revenues	688	15		703

Cost of sales	(3,104)	(496)		(3,600)

Research and development expenses	(2,039)	(221)		(2,260)

Selling and general expenses	(3,351)	(275)	(1)	(3,627)

Other operating income and expenses	183	(2)	99	280

Share of profit/loss of associates	389	14	136	539

Net income attributable to minority interests	(232)	-	-	(232)
Business operating income	5,740	374	234	6,348
Financial income and expenses				(114)

Income tax expense				(1,718)
Business net income				4,516

2008 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	12,421	1,205		13,626
Other revenues	552	18		570

Cost of sales	(3,152)	(463)		(3,615)

Research and development expenses	(1,993)	(187)		(2,180)

Selling and general expenses	(3,334)	(243)	5	(3,572)

Other operating income and expenses	126	(1)	53	178

Share of profit / loss of associates	321	5	125	451

Net income attributable to minority interests	(220)	-	-	(220)
Business operating income	4,721	334	183	5,238
Financial income and expenses				(88)

Income tax expense				(1,456)
Business net income				3,694

2008 full-year business net income

(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	24,707	2,861		27,568
Other revenues	1,208	41		1,249

Cost of sales	(6,231)	(1,104)		(7,,335)

Research and development expenses	(4,150)	(425)		(4,575)

Selling and general expenses	(6,662)	(520)	14	(7,168)

Other operating income and expenses	297	1	(95)	203

Share of profit / loss of associates	671	28	191	890

Net income attributable to minority interests	(441)	-	-	(441)
Business operating income	9,399	882	110	10,391
Financial income and expenses				(270)

Income tax expense				(2,807)
Business net income				7,314

A reconciliation of “Business net income” to “Net income attributable to equity holders of the Company” is provided below:

	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008

Business net income	4,516	3,694	7,314
Expenses arising on the workdown of acquired inventories (2)	(19)	-	(2)
Amortization of intangible assets	(1,805)	(1,709)	(3,483)
Impairment of intangible assets	(28)	(126)	(1,554)
Restructuring costs	(907)	(207)	(585)
Other items (1)	-	38	335
Tax effect on the items listed above	923	685	1,904
Expenses arising from the impacts of acquisitions on associates (3)	(43)	(40)	(78)

Net income attributable to equity holders of the Company	2,637	2,335	3,851
(1) Other items comprise:

Gain on sale of Millennium shares	-	38	38
Reversal of provisions for major litigations	-	-	76
Net charge to/(reversal of) provisions for tax exposures	-	-	221

(2) Expenses arising from the impacts of acquisitions on inventories: workdown of inventories remeasured at fair value at the acquisition date
(3) Expenses arising from the impacts of acquisitions on associates: workdown of acquired inventories, amortization and impairment of intangibles assets, and impairment of goodwill.

Pharmaceuticals segment business operating income for the six months to June 30, 2009 and the six months to June 30, 2008

(€ million)	6 months to June 30, 2009	as % of net sales	6 months to June 30, 2008	as % of net sales	Change (%)
Net sales	13,206	100.0%	12,421	100.0%	+6.3%
Other revenues	688	5.2%	552	4.4%	+24.6%
Cost of sales	(3,104)	(23.5%)	(3,152)	(25.3%)	-1.5%
Gross profit	10,790	81.7%	9,821	79.1%	+9.9%
Research and development expenses	(2,039)	(15.4%)	(1,993)	(16.0%)	+2.3%
Selling and general expenses	(3,351)	(25.3%)	(3,334)	(26.9%)	+0.5%
Other operating income and expenses	183	1.4%	126	1.0%	+45.2%
Share of profit/loss of associates	389	2.9%	321	2.6%	+21.2%
Net income attributable to minority interests	(232)	(1.8%)	(220)	(1.8%)	+5.5%
Business operating income	5,740	43.5%	4,721	38.0%	+21.6%

Vaccines segment business operating income for the six months to June 30, 2009 and the six months to June 30, 2008
(€ million)	6 months to June 30, 2009	as % of net sales	6 months to June 30, 2008	as % of net sales	Change (%)
Net sales	1,339	100.0%	1,205	100.0%	+11.1%
Other revenues	15	1.1%	18	1.5%	-16.7%
Cost of sales	(496)	(37.0%)	(463)	(38.4%)	+7.1%
Gross profit	858	64.1%	760	63.1%	+12.9%
Research and development expenses	(221)	(16.5%)	(187)	(15.5%)	+18.2%
Selling and general expenses	(275)	(20.6%)	(243)	(20.2%)	+13.2%
Other operating income and expenses	(2)	(0.1%)	(1)	(0.1%)	+100.0%
Share of profit/loss of associates	14	1.0%	5	0.4%	+180.0%
Net income attributable to minority interests	-	-	-	-
Business operating income	374	27.9%	334	27.7%	+12.0%

C.3.	Analysis of consolidated results for the first half of 2009

C.3.1.	Net sales

Sanofi-aventis generated consolidated net sales of €14,545 million in the first half of 2009, 6.7% higher than in the first half of 2008. Exchange rate movements, primarily the appreciation of the U.S. dollar against the euro, had a favorable effect of 3.6 points. At constant exchange rates (1) and after taking account of changes in structure (in particular the consolidation of Zentiva in the second quarter, and the end of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008), net sales rose by 3.1%. Excluding changes in structure and at constant exchange rates, first-half net sales growth was 3.6%.

Reconciliation of 2009 first-half reported net sales to sales at constant exchange rates

(€ million)	6 months to June 30, 2009
Reported net sales for the first half of 2009	14,545

Effect of exchange rates	(498)
Net sales at constant exchange rates for the first half of 2009	14,047

(1)	See definition in section F.

C.3.1.1.	Net sales by business segment

a)	Pharmaceuticals

Net sales for the Pharmaceuticals business in the first half of 2009 totaled €13,206 million, an increase of 3.0% at constant exchange rates and of 6.3% on a reported basis.

Net sales of our flagship products rose by 9.1% at constant exchange rates to €6,971 million, representing 52.8% of Pharmaceuticals net sales, versus 49.2% in the first half of 2008.

Net sales of our other products fell by 7.3% at constant exchange rates to €3,099 million, against € 3,315 million in the first half of 2008.

The OTC business reported net sales growth of 3.0% (on a constant structure basis and at constant exchange rates) to €640 million, reflecting a good organic performance. The OTC figures also include the effects of the first-time consolidation of Symbion Consumer (from September 1, 2008) and of the OTC activities of Zentiva.

The Generics business reported first-half sales of €377 million, up 8.8% (on a constant structure basis and at constant exchange rates). In the second quarter of 2009, the Generics business was boosted by the first-time consolidation of Zentiva and Kendrick (from April 1) and Medley (from May 1).

(€ million)
Product	Indication	6 months to June 30, 2009	6 months to June 30, 2008	Change on a reported basis	Change on a constant structure basis and at constant exchange rates	Change at constant exchange rates
Lovenox®	Thrombosis	1,542	1,354	+13.9%	+6.9%	+6.9%

Lantus®	Diabetes	1,539	1,133	+35.8%	+26.6%	+26.6%

Plavix®	Atherothrombosis	1,389	1,323	+5.0%	+4.2%	+4.2%

Taxotere®	Breast cancer, lung cancer, prostate cancer	1,118	987	+13.3%	+9.5%	+9.5%

Eloxatin®	Colorectal cancer	697	666	+4.7%	-5.7%	-5.7%

Aprovel®/CoAprovel®	Hypertension	620	600	+3.3%	+5.0%	+5.0%

Apidra®	Diabetes	66	43	+53.5%	+48.8%	+48.8%
Flagship products		6,971	6,106	+14.2%	+9.1%	+9.1%

Stilnox®/Ambien®/Myslee®	Insomnia	447	398	+12.3%	-1.5%	-1.5%

Allegra®	Allergic rhinitis	438	364	+20.3%	+1.1%	+1.1%

Copaxone®	Multiple sclerosis	231	420	-45.0%	+23.0%	-44.0%

Tritace®	Hypertension	221	263	-16.0%	-12.5%	-12.5%

Amaryl®	Diabetes	207	183	+13.1%	+2.7%	+2.7%

Depakine®	Epilepsy	165	159	+3.8%	+8.8%	+8.8%

Xatral®	Benign prostatic hyperplasia	153	162	-5.6%	-10.5%	-10.5%

Actonel®	Osteoporosis, Paget’s disease	137	162	-15.4%	-4.0%	-11.7%

Nasacort®	Allergic rhinitis	120	130	-7.7%	-15.4%	-15.4%
Other products		3,099	3,315	-6.5%	-4.6%	-7.3%
OTC		640	587	+9.0%	+3.0%	+16.2%
Generics		377	172	+119.2%	+8.8%	+129.7%
Total Pharmaceuticals		13,206	12,421	+6.3%	+3.6%	+3.0%

Net sales of Lantus®, the world’s leading insulin brand, rose by 26.6% (at constant exchange rates) in the first half of 2009 to €1,539 million, driven largely by the SoloSTAR® injection pen. Growth was strong across all three geographic regions at 29.5% in the United States, 14.7% in Europe and 43.2% in the Other Countries region (all at constant exchange rates).

Net sales of the rapid-acting insulin analog Apidra® were €66 million, an increase of 48.8% (at constant exchange rates), the product’s performance having been boosted by the launch of Apidra® SoloSTAR® in the United States.

Lovenox®, the leading low molecular weight heparin on the market, reported first-half net sales up 6.9% (at constant exchange rates) at €1,542 million, thanks to good performances in Europe (up 13.3% at constant exchange rates, at €443 million) and the Other Countries region (up 17.4% at constant exchange rates, at €162 million). No biosimilar of Lovenox® has been approved in the United States to date.

Taxotere® posted first-half growth of 9.5% at constant exchange rates to €1,118 million, driven by its use in adjuvant breast cancer treatment and in prostate cancer. Growth was good across all three geographic regions at 9.4% in Europe, 6.3% in the United States and 15.6% in the Other Countries region (all at constant exchange rates). In Japan, the product made further advances, with net sales reaching € 65 million (up 14.2% at constant exchange rates), boosted in particular by the prostate cancer indication approved in the second half of 2008.

Eloxatin®, the leading cytotoxic agent in the colorectal cancer market as an adjuvant and as a first line treatment in the metastatic phase, achieved first-half growth of 6.5% in the United States to €548 million (at constant exchange rates). Total net sales of the product were down 5.7% at constant exchange rates, affected by ongoing competition from generics in Europe.

First-half net sales of the hypnotic Stilnox®/Ambien®/Myslee® fell by 1.5% at constant exchange rates. In the United States, net sales of Ambien CR® were up 1.1% (at constant exchange rates) at € 257 million. In Japan, net sales of Myslee®, the leading hypnotic on the market, totaled €93 million, an increase of 20.3% (at constant exchange rates).

Despite another good performance in Japan, first-half net sales of Allegra® were flat at €438 million.

The end of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008 led to a 44% decline in first-half net sales of this product (at constant exchange rates).

Geographical split of 2009 first-half net sales of the main pharmaceutical products

(€ million)	Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Other countries	Change at constant exchange rates

Lovenox®	443	+13.3%	937		+1.9%	162	+17.4%

Lantus®	379	+14.7%	971		+29.5%	189	+43.2%

Plavix®	846	-1.1%	113	*	+14.1%	430	+15.0%

Taxotere®	470	+9.4%	425		+6.3%	223	+15.6%

Eloxatin®	57	-52.4%	548		+6.5%	92	-2.2%

Aprovel®/CoAprovel®	460	+4.2%	-		-	160	+7.4%

Apidra®	32	+43.5%	28		+41.2%	6	+133.3%

Allegra®	15	-20.0%	184		-9.1%	239	+14.2%

Stilnox®/Ambien®/Myslee®	38	0.0%	289		-6.7%	120	+13.5%

Copaxone®	224	+23.2%	-		-	7	-72.0%

Tritace®	156	-7.3%	-		-	65	-23.5%

Amaryl®	42	-10.2%	5		+33.3%	160	+6.9%

Depakine®	103	+4.7%	-		-	62	+17.3%

Xatral®	49	-33.3%	74		+20.4%	30	-9.1%

Actonel®	86	-17.0%	-		-	51	-1.8%

Nasacort®	21	-4.3%	86		-21.1%	13	+8.3%

*	Sales of active ingredient to the U.S. joint-venture managed by BMS.

b)	Human Vaccines (Vaccines)

The Vaccines segment generated net sales of €1,339 million in the first half of 2009, up 11.1% on a reported basis and 3.7% at constant exchange rates. Excluding the impact of shipments to the U.S. Department of Health and Human Services under H5N1 influenza vaccine contracts, net sales growth was 13.7% (at constant exchange rates).

Polio/Pertussis/Hib Vaccines achieved 31.3% growth in net sales to €495 million, reflecting the success of Pentacel® (the first 5-in-1 pediatric combination vaccine against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b licensed in the United States).

Net sales of Influenza Vaccines fell by 41.0% (at constant exchange rates) to €120 million. These figures include the shipment of a batch of H5N1 vaccine to the U.S. Department of Health and Human Services during the second quarter worth $32.5 million, a much lower level than the €192.5 million of shipments recorded in the second quarter of 2008. In addition, we have received a number of orders to produce a vaccine against the new A(H1N1) influenza virus, including two orders from the U.S. Department of Health and Human Services and a contract from the French Ministry of Health.

Meningitis/Pneumonia Vaccines reported net sales of €259 million, a rise of 2.7% at constant exchange rates, thanks largely to good growth for vaccines against pneumococcal infections. Net sales of Menactra® (quadrivalent meningococcal meningitis vaccine) fell by 5.6% at constant exchange rates, due to the reduced potential for catch-up vaccination campaigns for adolescents.

In the first half of 2009, net sales of Adult Booster Vaccines were down 8.5% (at constant exchange rates) at €202 million. Over the same period, Adacel® (adult and adolescent tetanus/diphtheria/pertussis booster vaccine) recorded net sales of €126 million, down 11.1% at constant exchange rates.

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel®, Pentaxim®)	495	355	+39.4%	+31.3%

Meningitis/Pneumonia Vaccines (including Menactra®)	259	225	+15.1%	+2.7%

Adult Booster Vaccines (including Adacel® )	202	200	+1.0%	-8.5%

Travel & Other Endemics Vaccines	165	157	5.1%	+2.5%

Influenza Vaccines* (including Vaxigrip® and Fluzone®)	120	200	-40.0%	-41.0%**

Other Vaccines	98	68	+44.1%	+33.8%
Total Human Vaccines	1,339	1,205	+11.1%	+3.7%

*	Seasonal and pandemic influenza vaccines
**	Growth of 27.4% excluding H5N1 vaccines

Sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, fell by 11.8% on a reported basis in the first half to €487 million. Net sales of Gardasil®, a vaccine that prevents papillomavirus infections, totaled €229 million. This represents a year-on-year fall of 26.5%, due to extensive catch-up campaigns in the prior year.

Geographical split of 2009 first-half net sales of the Vaccines segment

(€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other countries	Change at constant exchange rates

Polio/Pertussis/Hib Vaccines (including Pentacel®, Pentaxim®)	80	-9.7%	258	+68.7%	157	+21.9%

Influenza Vaccines* (including Vaxigrip® et Fluzone®)			37	-76.2%	84	+23.9%

Meningitis/Pneumonia Vaccines (including Menactra®)	5	0.0%	205	-5.8%	49	+56.7%

Adult Booster Vaccines (including Adacel® )	30	+40.9%	156	-16.6%	16	+6.7%

Travel & Other Endemics Vaccines	15	-6.3%	40	-12.5%	110	+9.9%

Others Vaccines	31	+200.0%	58	0.0%	9	+42.9%

*	Seasonal and pandemic influenza vaccines

C.3.1.2. Net sales by geographic region

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	Change on a reported basis	Change at constant exchange rates
Europe	6,027	6,132	-1.7%	+1.8%

United States	4,733	4,149	+14.1%	-0.1%

Other countries	3,785	3,345	+13.2%	+9.4%
Total	14,545	13,626	+6.7%	+3.1%

Net sales in Europe rose by 1.8% at constant exchange rates, with the adverse effect of ongoing competition from generics of Eloxatin® outweighed by a strong performance in Eastern Europe (up 27.0% at constant exchange rates), which has included Zentiva since April 1, 2009.

In the United States, the end of commercialization of Copaxone® by sanofi-aventis with effect from April 1, 2008 left net sales flat, despite good performances by Lantus® (29.5% growth at constant exchange rates), Taxotere® (6.3% growth) and Eloxatin® (6.5% growth). Excluding H5N1 contracts, net sales were up 2.4% at constant exchange rates.

In the Other Countries region, net sales rose by 9.4% (at constant exchange rates), driven largely by the Vaccines business and by dynamic growth in Japan. Net sales for the Vaccines business were up 21.6% at constant exchange rates, at €425 million. The Asia-Pacific region reported 15.5% growth at constant exchange rates, with China performing particularly well (35.1% growth, to € 259 million). In Japan, net sales reached €952 million, up 10.2% at constant exchange rates, bolstered by the success of Plavix®, Myslee® and Allegra®.

C.3.1.3. Worldwide presence of Plavix® and Aprovel®

Two of our leading products — Plavix® and Aprovel® — were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. These products are sold by sanofi-aventis and/or BMS under the terms of this agreement (1).

Worldwide sales of these two products are an important indicator of the global market presence of sanofi-aventis products, and we believe this information facilitates a financial statement user’s understanding and analysis of our consolidated income statement, particularly in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitates a user’s ability to understand and assess the effectiveness of our research and development efforts. Disclosing sales made by BMS of these two products enables users to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues”, where royalties received on those sales are booked; “Share of profit/loss of associates”, where our share of profit/loss of entities included in the BMS Alliance and under BMS operational management is recorded; and “Net income attributable to minority interests”, where the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management is recorded.

(1)

See note C.1. to the consolidated financial statements for the year ended December 31, 2008, included in our Annual Report on Form 20-F for 2008, page F-31 and F-32; this document is available on the sanofi-aventis.com website.

Worldwide sales of Plavix® and Aprovel® for the six months ended June 30, 2009 and June 30, 2008, split by geographic region, on a reported basis

(€ million)	June 30, 2009			June 30, 2008			Change on a reported basis
	sanofi-aventis(2)	BMS(3)	Total	sanofi-aventis(2)	BMS(3)	Total
Plavix®/Iscover® (1)
Europe	801	88	889	820	110	930	-4.4%
United States	-	2,037	2,037	-	1,552	1,552	+31.3%
Other Countries	434	122	556	343	116	459	+21.1%
Total	1,235	2,247	3,482	1,163	1,778	2,941	+18.4%

(€ million)	June 30, 2009			June 30, 2008			Change on a reported basis
	sanofi-aventis(5)	BMS(3)	Total	sanofi-aventis(5)	BMS(3)	Total
Aprovel®/Avapro®/Karvea®(4)
Europe	410	88	498	411	89	500	-0.4%
United States	-	267	267	-	236	236	+13.1%
Other Countries	159	91	250	147	88	235	+6.4%
Total	569	446	1,015	558	413	971	+4.5%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)	Net sales of Plavix® consolidated by sanofi-aventis, excluding sales to BMS (€159 million in the six months to June 30, 2009, and €163 million in the six months to June 30, 2008).
(3)

Translated into euros by sanofi-aventis using the method described in Note B.2 to our consolidated financial statements, included in our Annual Report on Form 20-F for 2008, page F-11; this document is available on the sanofi-aventis.com website.

(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro® and Karvea®.
(5)	Net sales of Aprovel® consolidated by sanofi-aventis, excluding sales to BMS (€51 million in the six months to June 30, 2009 and €41 million in the six months to June 30, 2008).

Evolution of worldwide sales of Plavix® and Aprovel® for the six months ended June 30, 2009 and June 30, 2008, split by geographic region, at constant exchange rates

(€ million)	June 30, 2009 reported	June 30, 2008 reported	Change at constant exchange rates
Plavix®/Iscover®
Europe	889	930	-1.5%
United States	2,037	1,552	+14.6%
Other Countries	556	459	+12.2%
Total	3,482	2,941	+9.1%
Aprovel®/Avapro®/Karvea®
Europe	498	500	+1.8%
United States	267	236	-1.3%
Other Countries	250	235	+5.1%
Total	1,015	971	+1.9%

In the United States, sales of Plavix®/Iscover® (consolidated by BMS) in the first half of 2009 rose by a robust 14.6% at constant exchange rates, to €2,037 million. In Europe, sales of Plavix® fell by 1.5% at constant exchange rates to €889 million, due to competition from clopidogrel besylate in the monotherapy segment in Germany. In Japan, the success of Plavix® continued, with sales reaching €155 million, a rise of 73% at constant exchange rates.

In what is still a highly competitive environment, especially in the United States, first-half worldwide sales of Aprovel®/Avapro®/Karvea® were €1,015 million, up 1.9% at constant exchange rates against a 2008 first-half comparative boosted by sales of active ingredient to our Japanese partners.

C.3.2.	Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, amounted to €703 million, an increase of 23.3% relative to the €570 million recorded in the first half of 2008.

License revenues under the worldwide alliance with Bristol-Myers Squibb (BMS) on Plavix® and Aprovel® totaled €578 million in the first half of 2009, versus €458 million in the first half of 2008. These revenues were boosted by an increase in sales of Plavix® in the United States (up 14.6% at constant exchange rates in the first half of 2009) and by favorable trends in the exchange rate of the U.S. dollar against the euro.

C.3.3.	Gross profit

Gross profit for the six months ended June 30, 2009 was €11,629 million (80.0% of net sales), versus €10,581 million for the comparable period of 2008 (77.7% of net sales), representing year-on-year growth of 9.9%.

The gross margin ratio of the Pharmaceuticals segment improved by 2.6 points, reflecting higher royalty revenues (+0.8 of a point) and a better ratio of cost of sales to net sales (+1.8 points). This situation is mainly due to:

- the favorable effect on net sales and other revenues of movements in the exchange rates of various currencies against the euro, which (because our cost of sales is largely incurred in the euro zone) largely feeds through into gross profit;

- the effect of the end of commercialization of Copaxone® by sanofi-aventis in North America with effect from April 1, 2008;

- a favorable product mix.

The gross margin ratio for the Vaccines segment improved by 1.0 point, despite a drop in royalty revenues (-0.4 of a point). The 1.4-point improvement in the ratio of cost of sales to net sales was mainly due to the appreciation of foreign currencies against the euro.

Consolidated gross profit was also impacted by the expense arising from the workdown during the first half of 2009 of inventories remeasured at fair value on completion of acquisitions, mainly those of Zentiva and Medley (€19 million, or 0.1 of a point).

C.3.4.	Research and development expenses

Research and development expenses totaled €2,260 million, versus €2,180 million in the first half of 2008, an increase of 3.7% (or 0.2% at constant exchange rates).

In the Pharmaceuticals segment, these expenses include €54 million of provisions relating to the discontinuation of certain projects following completion of the portfolio review in the first quarter of 2009.

Research and development expenses in the Vaccines segment rose by €34 million, or 18.2% (14% at constant exchange rates), due in particular to the first-time consolidation of Acambis effective October 1, 2008.

C.3.5.	Selling and general expenses

Selling and general expenses amounted to €3,627 million, versus €3,572 million in the first half of 2008, a rise of 1.5% (but down 2.0% at constant exchange rates). They represented 24.9% of net sales, compared with 26.2% in the first half of 2008, mainly as a result of savings in marketing expenses (in particular, due to Teva having taken over commercialization of Copaxone® in North America in April 2008) and cost savings in Europe. The 2009 first-half figure includes the expenses of the companies consolidated for the first time during the period.

In the Vaccines segment, selling and general expenses rose by 13.2% (or by 5.9% at constant exchange rates). This increase was mainly due to the promotional campaigns for Adacel® and Menactra®, and to the first-time consolidation of Acambis effective October 1, 2008.

C.3.6.	Other operating income and expenses

Other operating income amounted to €450 million in the first half of 2009 (versus €316 million in the first half of 2008). Other operating expenses amounted to €170 million (versus €138 million in the first half of 2008).

The balance of other operating income and expenses represented net income of €280 million in the first half of 2009, compared with net income of €178 million in the comparable period of 2008. The €102 million increase was mainly due to Teva having taken over commercialization of Copaxone® in North America effective April 1, 2008. We are entitled to receive a 25% royalty of North American sales of Copaxone® over a two-year period, and recognize this royalty income in “Other operating income”.

C.3.7.	Amortization of intangibles

Amortization of intangible assets amounted to €1,805 million in the first half of 2009, against €1,709 million in the first half of 2008. This increase was mainly due to trends in the exchange rate of the U.S. dollar against the euro.

This item mainly relates to intangible assets remeasured at fair value on the acquisition of Aventis (€1,671 million in the first half of 2009, versus €1,626 million in the first half of 2008).

C.3.8.	Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains and losses on disposals, and litigation

This indicator amounted to €4,217 million in the first half of 2009, compared with €3,298 million in the first half of 2008.

C.3.9.	Restructuring costs

Restructuring costs were €907 million in the first half of 2009, versus €207 million in the first half of 2008. The 2009 first-half charge relates mainly to measures announced by sanofi-aventis in June 2009, intended to improve innovation by transforming Research & Development operations and to streamline the Group’s organizational structures by adapting central support functions. These costs consist mainly of employee-related charges, arising from early retirement benefits and termination benefits under the voluntary redundancy plans announced. The 2009 first-half charge also reflects, though to a lesser extent, ongoing measures to adjust the French sales force plus the ongoing adaptation – begun in 2008 – of industrial facilities in France.

In the first half of 2008, restructuring costs related primarily to the adaptation of industrial facilities in France and to measures taken in response to the changing economic environment in various European countries, principally France and Spain.

C.3.10.	Impairment of property, plant & equipment and intangibles

The impairment loss of €28 million recognized in the first half of 2009 reflects the decision (taken in April) to discontinue development of TroVax® and the withdrawal from the market of our product Di-Antalvic® following a decision by the European Medicines Agency (EMEA). Di-Antalvic® was originally recognized as an asset on the acquisition of Aventis in 2004.

The impairment loss of €126 million recognized in the first half of 2008 reflected the results of impairment tests conducted further to the discontinuation of research projects. The principal assets involved were the oral anti-cancer agent S-1 (termination of the agreement with Taiho Pharmaceutical for the development and commercialization of this product) and the anti-hypertensive Ilepatril® (recognized as an asset on the acquisition of Aventis in 2004).

C.3.11.	Gains and losses on disposal and litigation

Sanofi-aventis did not make any major disposals in the first half of either 2009 or 2008.

C.3.12.	Operating income

Operating income for the first half of 2009 was €3,282 million, against €2,965 million for the comparable period of 2008.

C.3.13.	Financial income and expenses

Net financial expenses for the first half of 2009 were €114 million, a € 64 million increase relative to the 2008 first-half figure of €50 million.

Financial expenses directly attributable to net debt (short-term debt plus long-term debt, minus cash and cash equivalents) were €87 million, compared with €88 million in the first half of 2008.

In the first half of 2008, sanofi-aventis tendered its shares in Millennium Pharmaceuticals, Inc (Millennium) to the public tender offer for Millennium by Takeda Pharmaceuticals Company Ltd. This transaction generated a gain of €38 million in the first half of 2008.

A net foreign exchange loss of €24 million was recognized in the first half of 2009, compared with a net foreign exchange gain of €10 million in the first half of 2008.

C.3.14.	Income before tax and associates

Income before tax and associates for the first half of 2009 was €3,168 million, compared with €2,915 million for the first half of 2008.

C.3.15.	Income tax expense

Income tax expense amounted to €795 million in the first half of 2009, versus €771 million in the first half of 2008.

The effective tax rate was 25%, compared with 26% for the first half of 2008: the difference relative to the standard corporate income tax rate applicable in France (34%) was mainly due to the impact of reduced-rate income tax on royalties in France.

C.3.16.	Share of profit/loss of associates

The net share of profits from associates in the six months to June 30, 2009 was €496 million, against €411 million in the comparable period of 2008. This item mainly includes the sanofi-aventis share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which rose by 35.4% to €394 million (versus €291 million in the first half of 2008). The increase in this profit share was directly attributable to growth in sales of Plavix® in the United States (up 14.6% at constant exchange rates) and to the appreciation of the U.S. dollar against the euro (16.5%). The share of after-tax profits from Merial was up 15%, driven by a good operational performance and the appreciation of the U.S. dollar against the euro.

C.3.17	Net income

Net income (before minority interests) for the six months to June 30, 2009 was €2,869 million, versus €2,555 million for the comparable period of 2008.

C.3.18.	Net income attributable to minority interests

Net income attributable to minority interests came to €232 million for the first half of 2009, against €220 million for the first half of 2008. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€219 million, versus €212 million for the first half of 2008).

C.3.19.	Net income attributable to equity holders of the Company

Net income attributable to equity holders of the Company amounted to €2,637 million for the first half of 2009, compared with €2,335 million for the first half of 2008.

Earnings per share (EPS) was €2.02, versus €1.78 for the first half of 2008, based on an average number of shares outstanding of 1,305.5 million for the first half of 2009 and 1,313.7 million for the first half of 2008.

C.3.20.	Business net income (1)

Business net income for the first half of 2009 was €4,516 million, an increase of 22.3% (12.8% at constant exchange rates) relative to the 2008 first-half figure of €3,694 million.

(1)	See definition in section F.

C.4.	Consolidated statement of cash flows

Net cash provided by operating activities in the first half of 2009 amounted to €4,378 million, compared with €3,242 million in the first half of 2008.

Operating cash flow before changes in working capital for the period was €5,365 million, against €3,932 million for the first half of 2008, reflecting our strong first-half operating performance and the favorable impact of foreign exchange gains on the conversion of surplus U.S. dollar cash during the first half of 2009.

Working capital requirements rose by €987 million in the period, compared with a €690 million increase in the first half of 2008, mainly as a result of a € 441 million increase in inventories during the first half of 2009.

Net cash used in investing activities amounted to €2,637 million in the first half of 2009, versus €692 million in the first half of 2008.

Acquisitions of property, plant and equipment and intangible assets totaled €824 million (versus €796 million in the first half of 2008), and mainly comprised investments in industrial and research facilities plus payments for intangible rights (€108 million), mainly on the buyout of product rights in the United States.

Acquisitions of investments in consolidated undertakings in the first half of 2009 totaled €1,825 million, the main acquisitions being Zentiva, Medley, Kendrick and BiPar. Inclusive of acquired debt, these acquisitions were valued at an aggregate total of €2,582 million. No major acquisitions were recorded in the first half of 2008.

After-tax proceeds from disposals (€28 million) mainly related to disposals of intangible assets and non-current financial assets. In the first half of 2008, proceeds from disposals amounted to €102 million, mainly arising on the May 2008 sale of the shares in Millennium.

Financing activities generated a net cash inflow of €228 million in the first half of 2009, against a net outflow of €3,287 million in the first half of 2008. The 2009 net inflow mainly reflects the €3,202 million of cash raised from additional borrowings, primarily in the form of bond issues (versus €586 million in the first half of 2008), net of the dividend payout of €2,872 million (versus €2,702 million in the first half of 2008). The 2008 first-half figure also included a €1,225 million cash outflow on the acquisition of 23.8 million of the Company’s own shares under sanofi-aventis share repurchase programs.

After the impact of exchange rates, the net change in cash and cash equivalents during the first half of 2009 was an increase of €1,988 million, compared with a decrease of €765 million in the first half of 2008.

Debt, net of cash and cash equivalents was €3,705 million (8.3% of total equity) as of June 30, 2009, versus €1,780 million as of December 31, 2008 (3.9% of total equity).

C.5.	Consolidated balance sheet

As of June 30, 2009, total assets stood at €76,758 million, €4,771 million higher than the figure as of December 31, 2008 (€71,987 million). The increase was mainly due to acquisitions during the period (€4,154 million) and a rise in cash and cash equivalents (€1,988 million), partly offset by amortization of intangible assets (€1,829 million, mainly on acquired Aventis assets).

Debt, net of cash and cash equivalents stood at €3.7 billion as of June 30, 2009, compared with €1.8 billion as of December 31, 2008. We define debt, net of cash and cash equivalents as short-term debt plus long-term debt, minus cash and cash equivalents.

The gearing ration (debt, net of cash and cash equivalents, as a proportion of total equity) rose from 3.9% to 8.3%. For an analysis of our debt as of June 30, 2009 and December 31, 2008 by type, maturity, interest rate and currency, see note B.8 to our condensed half-year consolidated financial statements.

The financing in place as of June 30, 2009 at sanofi-aventis parent company level is not subject to covenants regarding financial ratios, or to any clause linking credit spreads or fees to our credit rating.

Other key movements in balance sheet items are summarized below.

Total equity was €44,784 million as of June 30, 2009, versus €45,071 million as of December 31, 2008. The net reduction in equity reflects the following factors:

-

reductions: the dividend distributed to shareholders in respect of the 2008 financial year (€ 2,872 million), and the net change in cumulative translation difference due to the appreciation of the euro against other currencies (€147 million, primarily on the U.S. dollar);

-	increases: net income attributable to equity holders of the company for the first half of 2009 (€2,637 million).

Goodwill and intangible assets increased by €1,178 million, due mainly to:

-	increases: the impact of acquisitions of companies during the first half of 2009 (€1,443 million of goodwill, and €1,668 million of intangible assets);
-	reductions: amortization charged during the period (€1,829 million).

Provisions and other non-current liabilities increased by €928 million, due in particular to new provisions for restructuring (€644 million) and to the impact of first-time consolidation of the companies acquired during the first half of 2009 (primarily Zentiva and Medley).

Net deferred tax liabilities (€2,499 million) fell by €249 million, due largely to reversals of deferred tax liabilities associated with the amortization and impairment of intangible assets (€165 million) and to the tax cost of distributions made from reserves (€90 million).

As of June 30, 2009, sanofi-aventis held 10 million of its own shares (representing 0.76% of the share capital), recognized as a deduction from equity.

D.	PRINCIPAL RISKS AND UNCERTAINTIES

The risk factors to which sanofi-aventis is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the U.S. Securities Exchange Commission on March 4, 2009. These risks may materialize not only during the next six-month period, but also during subsequent periods. For an update on certain risks, refer to section A, “Significant events of the first half of 2009”, in particular page 3 of our half-year management report, and to section A.1.3., “Defense of our products”, on page 4 of our half-year management report.

E.	OUTLOOK

Based on our 2009 first-half results and on the future prospects for our business, we expect 2009 full-year growth in adjusted earnings per share (1) excluding selected items to be in the region of 10% at constant exchange rates, barring major adverse events. “Adjusted earnings per share excluding selected items” is calculated using “adjusted net income excluding selected items”, which is equivalent to “business net income” (2) minus amortization expense not associated with intangible assets recognized in business combinations using the purchase method, net of tax.

We define “adjusted earnings per share excluding selected items” as “adjusted net income excluding selected items” divided by the weighted average number of shares outstanding.

We expect trends in our business earnings per share at constant exchange rates to be the same as trends in our adjusted earnings per share excluding selected items.

Business net income (2) for the year ended December 31, 2008 was € 7,314 million. Business earnings per share for the year ended December 31, 2008 was €5.59.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by sanofi-aventis and its subsidiaries, in particular regarding the following factors:

■	trends in exchange rates and interest rates;

■	growth in the national markets in which we operate;

■	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

■	developments in the competitive environment, in terms of innovative products and the introduction of generics;

■	respect by others for our intellectual property rights;

■	progress on our research and development programs;

■	the impact of our operating cost control policy, and trends in our operating costs;

■	the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by sanofi-aventis management that may be liable to change or adjustment in future.

(1)	See pages 72 of our Annual Report on Form 20-F for 2008, which is available on the sanofi-aventis.com website.
(2)	See definition in section F.

Forward-Looking Statements

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and product development projections, and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in this report and those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” (1) and “Cautionary Statement Regarding Forward-Looking Statements” in the sanofi-aventis Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. An update on litigation is provided in Note B.13 to the half-year consolidated financial information as of June 30, 2009.

Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

(1)	See pages 3 to 12 of our Annual Report on Form 20-F for 2008, which is available on the sanofi-aventis.com website.

F.	APPENDIX – DEFINITION OF FINANCIAL INDICATORS

F.1.	Net sales on a constant structure basis and at constant exchange rates

F.1.1.	Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of 2009 first-half reported net sales to sales at constant exchange rates

(€ million)	6 months to June 30, 2009
Reported net sales for the first half of 2009	14,545
Effect of exchange rates	(498)
Net sales at constant exchange rates for the first half of 2009	14,047

F.1.2.	Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

■

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

■	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

■	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

F.2.	Business net income

“Business net income”, adopted in compliance with IFRS 8, is the measure we use internally to evaluate the performance of our operating managers and to allocate resources.

“Business operating income” is equivalent to “Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation” as defined in note B.20. to the consolidated financial statements for the year ended December 31, 2008, modified as follows:

-	amortization of intangible assets is reversed out;

-	the share of profits and losses of associates and net income attributable to minority interests are added;

-

other impacts associated with acquisitions (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impacts of purchase accounting on associates) are reversed out.

“Business net income” is determined by deducting net financial expense and the relevant income tax expense from “business operating income”.

“Business net income” is equivalent to “Net income attributable to equity holders of the Company” before amortization and impairment of intangible assets, other impacts arising from the consequences of acquisitions, major restructuring, significant gains and losses on disposals of non-current assets, and costs or provisions associated with major litigation.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.